February 12, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549
Attention: Scott Anderegg; Rufus Decker; James Giugliano; and Mara Ransom

Re: Abercrombie & Fitch Co.
Form 10-K for the Fiscal Year Ended February 1, 2020
Filed March 31, 2020
Form 10-Q for Fiscal Quarter Ended October 31, 2020
Filed December 7, 2020
Form 8-K filed November 25, 2020
File No. 001-12107

Ladies and Gentlemen:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”, “we”, “us” or “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 29, 2021 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2020 (the “Form 10-K”), which was filed on March 31, 2020, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2020 (the “Form 10-Q”), which was filed on December 7, 2020, and the Company’s Current Report on Form 8-K, which was filed November 25, 2020, (the “Form 8-K”). The Company’s responses set forth below correspond to the comments as numbered in the Staff’s January 29, 2021 letter.

Form 10-K for the Fiscal Year Ended February 1, 2020

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed April 7, 2020), page 36

1.We note your disclosure in your annual report on Form 10-K for the fiscal year ended February 1, 2020 that you repurchased shares of your common stock for $63.5 million which may have resulted in a benefit to your Total Shareholder Return performance measure, used in your Long-Term Incentive award program. In future filings, please discuss if and how your stock repurchase programs affected the manner in which your Compensation Committee set the relevant targets used in your long-term equity incentive programs and determined if such targets were achieved. Refer to Item 402(b)(2) of Regulation S-K.

In response to the Staff’s comment, in future filings, we will discuss if and how our stock repurchase programs (also called stock repurchase authorizations) affected the manner in which the Compensation and Organization Committee (the “Compensation Committee”) of the Company’s Board of Directors set the relevant targets used in our long-term equity incentive programs and determined if such targets were achieved.

Our Compensation Committee was aware of the Company’s stock repurchase authorization and stock repurchase activities at the time the relevant targets for awards granted under our long-term equity incentive programs were set. However, we do not believe that our stock repurchases have had, or are likely to have in the future, a material impact on the Company’s performance-based share award (“PSA”) performance measures. Therefore, the repurchases did not affect the manner in which our Compensation Committee set the relevant targets for awards granted under our long-term equity incentive programs or the determination of whether such targets were achieved.

We propose to provide the following disclosure, commencing with our definitive proxy statement for our 2021 Annual Meeting of Stockholders (the “2021 Definitive Proxy Statement”), which will be incorporated by reference into the relevant Item of our upcoming Annual Report on Form 10-K for the fiscal year ended January 30, 2021 (the “Fiscal 2020 Form 10-K”), modified as appropriate for the relevant circumstances (marked to show changes from previous disclosure):

The number of PSAs earned for Relative TSR performance will range from 25% of target for performance at threshold and 0% for performance below threshold, up to 200% of target for performance at maximum. If the performance level falls between “Threshold” and “Target” or between “Target” and “Maximum”, the level of payout is determined through linear interpolation. PSA payouts are capped at target if absolute TSR is negative across the three-year performance period to ensure the awards align pay for the NEOs with value creation for the stockholders. In addition, when deemed appropriate, the Compensation and Organization Committee considers any unusual circumstances that are likely to have a material impact on PSA performance measures as it sets the relevant targets after considering input from the Company’s independent advisors as well as the other independent directors and management of the Company. Historically, the Company has repurchased shares of its Common Stock from time to time, depending on market and business conditions, with the primary long-term objective to offset dilution associated with employee share-based compensation. The Company does not believe that share repurchases have had a material impact on the level of achievement with respect to the Relative TSR performance measures associated with the Company’s PSA awards and did not affect the manner in which our Compensation and Organization Committee set the relevant targets for awards granted under our long-term equity incentive programs or the determination of whether such targets were achieved.

2.We note your disclosure on page 38 of your proxy statement that you use the non-GAAP financial objective “Overall Company Adjusted EBIT” to determine achievement of target levels under your Annual Cash Incentive Program, and that these amounts appear to be seasonally captured. In future filings, please provide disclosure regarding how any non-GAAP numbers are calculated from your audited financial statements. In this regard, we were unable to determine how you arrived at the seasonal amounts. Please also tell us how you arrived at the Performance Share Award metrics of Net Sales CAGR and Average ROIC. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

We note the Staff’s comment on Overall Company Adjusted EBIT and advise the Staff that with respect to our calculation of the non-GAAP financial objective “Overall Company Adjusted EBIT,” we do not eliminate or adjust for the impact of seasonality. The references to Spring and Fall relate to the Company’s two principal selling seasons disclosed on page 7 and page 36 of the Company’s Fiscal 2019 Annual Report on Form 10-K: Spring is comprised of our first and second fiscal quarter financial results; and Fall is comprised of our third and fourth fiscal quarter financial results. Each selling season has its own target performance level and weighting that is used in determining the overall annual achievement.

While we do not eliminate or adjust for the impact of seasonality, our calculation of our non-GAAP financial metric “Overall Company Adjusted EBIT” reflects GAAP net income (loss) excluding interest and taxes for each season and may include non-GAAP adjustments such as those relating to foreign currency exchange rate fluctuations, restructurings, legal settlements, impairment charges, or unusual items (as disclosed on page 38 of the proxy statement referenced within the Staff’s comment).

The following description is provided in an effort to clarify the methodology used in the calculation of our Overall Company Adjusted EBIT metric for Fiscal 2019.

•30% of our annual Overall Company Adjusted EBIT metric is determined based on Spring financial results compared to Spring target. Spring financial results are calculated as first and second fiscal quarter combined GAAP net income (loss) excluding interest and taxes less non-GAAP adjustments that may relate to foreign currency exchange rate fluctuations, restructurings, legal settlements, impairment charges, or unusual items.
•70% of our annual Overall Company Adjusted EBIT metric is determined based on Fall financial results compared to Fall target. Fall financial results are measured as third and fourth fiscal quarter combined GAAP net income (loss) excluding interest and taxes less non-GAAP adjustments that may relate to foreign currency exchange rate fluctuations, restructurings, legal settlements, impairment charges, or unusual items.

In addition, in response to the Staff’s comment on Performance Share Award metrics of Net Sales CAGR and Average ROIC, we will provide disclosure regarding how any non-GAAP financial measures are calculated from the GAAP numbers reported in our audited financial statements. For awards where the performance period has been completed, we will qualitatively disclose any adjustments made and approved by the Compensation Committee from the GAAP numbers reported in our audited financial statements. For awards where the performance period is still ongoing, we will disclose how we plan to arrive at the related performance metrics in line with the underlying grant agreements. For example, we propose to provide the following disclosure (modified as appropriate for relevant circumstances) regarding how we arrive at the PSA metrics of Net Sales CAGR and Average ROIC for PSAs granted in Fiscal 2019, commencing with our 2021 Definitive Proxy Statement, which disclosure will be incorporated by reference into the relevant Item of our Fiscal 2020 Form 10-K:

The Average ROIC performance metric will be measured as the three-year average of the Return on Invested Capital results for the each of the three years (respectively) of the performance period, where “Return on Invested Capital” is defined as EBITDAR divided by Invested Capital for each such year; “EBITDAR” is defined as net income less depreciation, amortization, rent costs, interest and taxes as reported in the Company’s consolidated financial statements for each such year in accordance with generally accepted accounting principles (“U.S. GAAP”) as in effect on the date of grant (March 26, 2019) and “Invested Capital” is defined as working capital less cash, current portion of deferred lease credits and income taxes payable plus gross property and equipment and a 6x multiple of annual operating lease expense as reported in the Company’s consolidated financial statements for each such year in accordance with U.S. GAAP in effect on the date of grant (March 26, 2019). The measurement of the level of achievement relative to the Average ROIC performance metric will exclude or adjust for the impact of the following: impact of changes in accounting principles (i.e., cumulative effect of U.S. GAAP changes); impact from changes in accounting policies approved by the Audit and Finance Committee of the Board that were not contemplated in the initial targets; impact of changes in lease accounting; impacts from unanticipated changes in legal or tax structure or unanticipated changes in jurisdictional tax rates of a subsidiary; all items of gain, loss or expense for the performance period related to an exit activity (including flagship closures); all items of gain, loss or expense for the performance period related to discontinued operations as defined under U.S. GAAP in effect on the date of grant (March 26, 2019); impacts of an acquired business’s income statement and balance sheet; any profit or loss item attributable to the business operations divested by the Company during the performance period; and impairment of long-lived assets.

The Net Sales CAGR performance metric will be measured as the compound annual growth rate of net sales as reported in accordance with U.S. GAAP in effect on the date of grant (March 26, 2019) in the Company’s consolidated financial statements for the three years in the performance period. The Net Sales CAGR formula is equal to ((Fiscal 2021 Net Sales/ Fiscal 2018 Net Sales)(1/3 Years)) – 1) * 100.

Form 10-Q for Fiscal Quarter Ended October 31, 2020

Financial Statements
Condensed Consolidated Statements of Cash Flows, page 7

3.Per Note 10 of your financial statement footnotes on page 15, the investments of rabbi trust assets consist almost entirely of trust-owned life insurance policies. Please tell us in detail how you determined the withdrawal of funds from rabbi trust assets represented an operating cash inflow, rather than an investing cash inflow. Also, tell us the amounts of any other cash receipts from settlement of trust-owned life insurance policies for each period presented in this Form 10-Q and your most recent Form 10-K and discuss how you determined the cash flow classification used. Refer to ASC 230-10-45-21C.

In considering our response to the Staff’s request in comment #3 and after referring to ASC 230-10-45-21C, we have determined that the withdrawal of $50 million of excess funds from assets held in the Company’s irrevocable rabbi trust (“Rabbi Trust”) was incorrectly presented as cash provided by operating activities, rather than cash provided by investing activities in the condensed consolidated statements of cash flows included within each of the Quarterly Reports on Form 10-Q filed by the Company with respect to quarterly periods within Fiscal 2020, including the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2020, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2020, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020 (collectively, the “Fiscal 2020 Quarterly Reports on Form 10-Q”). The Company has received no cash from the settlement of trust-owned life insurance policies at any time prior to or subsequent to the $50 million withdrawal of excess funds in the quarterly period (fiscal quarter) ended May 2, 2020.

Materiality Assessment

Management has assessed, in accordance with the guidance contained in SAB Topics 1.M (SAB 99) and 1.N (SAB 108), using both quantitative and qualitative factors, the impact of this error on the previously reported condensed consolidated financial statements included in the Fiscal 2020 Quarterly Reports on Form 10-Q, and determined that the error is not material to such condensed consolidated financial statements. Based on a comprehensive analysis as summarized below, the Company concluded that the error was not material to the previously reported financial statements. We determined, however, that it was prudent to revise the prior periods and transparently disclose those changes in the Notes to the Consolidated Financial Statements included in the Fiscal 2020 Form 10-K. This assessment included the following considerations:

•While, quantitatively, this error resulted in a (55%), 52%, and 31% impact related to cash (used for) provided by operating activities of $(90.8) million, $96.2 million, and $158.9 million as originally presented for the thirteen-week, twenty-six week, and thirty-nine week periods ended May 2, 2020, August 1, 2020 and October 31, 2020, respectively, this error does not distort the overall trend in operating cash flows. The Company’s business is seasonal in nature and the Company relies on excess cash provided by operating activities, which are largely generated in the third and fourth fiscal quarters, to fund operations throughout the year. For additional context, the following table details the cash (used for) provided by operating activities by fiscal quarter for the past three fiscal years and Fiscal 2020 through the year-to-date period ended October 31, 2020:

	Cash (Used for) Provided by Operating Activities
(in thousands)	First fiscal quarter	Second fiscal quarter	Third fiscal quarter	Fourth fiscal quarter	Fiscal Year
Fiscal 2020 (as revised)	$(140,776)	$187,009	$62,661	*	*
Fiscal 2019	$(71,316)	$35,261	$2,216	$334,524	$300,685
Fiscal 2018	$(16,171)	$66,697	$26,719	$275,688	$352,933
Fiscal 2017	$(84,132)	$36,086	$79,430	$256,274	$287,658

* Cash flows from operating activities for the fiscal fourth quarter and year ended January 30, 2021 have not been publicly disclosed, but the Company expects similar trends of seasonal cash generation for Fiscal 2020.

As detailed above, cash inflows from operating activities for the fourth fiscal quarter represented 111%, 78%, and 89% of total cash inflows from operating activities for fiscal years 2019, 2018, and 2017, respectively. The Company expects similar trends of seasonal cash generation for Fiscal 2020. Therefore, while the error represents a large percentage of the operating cash flows previously presented in the Fiscal 2020 Quarterly Reports on Form 10-Q, the quantitative significance is lower when considered relative to cash flows reflected in the annual operating cycle.
•While this error resulted in a 106%, 66%, and 54% impact related to cash used for investing activities of $(47.0) million, $(75.6) million, and $(91.7) million as originally presented for the thirteen-week, twenty-six week, and thirty-nine week periods ended May 2, 2020, August 1, 2020 and October 31, 2020, respectively, cash used for investing activities during these periods has consisted of purchases of property and equipment and this presentation error did not limit an investor’s understanding of cash used for such purpose.
•We considered the impact of the error in conjunction with the total mix of information, including the factual context in which a user of the financial statements would view the financial statement item (i.e., qualitative factors). The withdrawal of funds from Rabbi Trust assets was presented as a separate line item on the face of the condensed consolidated statements of cash flows included in each of the Fiscal 2020 Quarterly Reports on Form 10-Q. In addition, each of the Fiscal 2020 Quarterly Reports on Form 10-Q also included transparent disclosure that the withdrawal represented the majority of excess funds in the Rabbi Trust. For example, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2020 included disclosures in the following locations:
◦Item 1. Financial Statements (Unaudited), Note 3. Impact of COVID-19 – Balance sheet, cash flow and liquidity;
◦Item 1. Financial Statements (Unaudited), Note 10. Rabbi Trust Assets;
◦Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Current Trends and Outlook – COVID-19;
◦Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Primary sources and uses of cash; and
◦Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Analysis of cash flows.
•As noted in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2020, the financial results for the period, during which the transaction giving rise to this error occurred, were impacted by the disruptions in, and adverse impacts on, the Company’s business as a result of the COVID-19 pandemic and are not expected to be indicative of the Company’s operations on a go-forward basis.

As a result of this assessment, in its Fiscal 2020 Form 10-K filing, the Company will disclose the effects of the error and that it will revise the applicable Condensed Consolidated Statement of Cash Flows in its Fiscal 2021 Quarterly Reports on Form 10-Q to reflect the correction of the error, as suggested below.

Proposed Disclosure for the Fiscal 2020 Form 10-K

We propose to provide the following disclosure, in the Quarterly Financial Data footnote within the Notes to the Consolidated Financial Statements of our Fiscal 2020 Form 10-K:

Subsequent to filing the Company’s Quarterly Reports on Form 10-Q with respect to the quarterly periods within Fiscal 2020, including the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2020, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2020, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020 (collectively, the “Fiscal 2020 Quarterly Reports on Form 10-Q”), an error was identified within the Company’s condensed consolidated statements of cash flows related to the presentation of the withdrawal of excess funds from the over-funded Rabbi Trust assets that occurred during the fiscal quarter ended May 2, 2020. The withdrawal of $50 million of excess funds from the Company’s Rabbi Trust was incorrectly presented as a cash inflow from operating activity, rather than a cash inflow from investing activity, in the condensed consolidated statements of cash flows included within each of the Fiscal 2020 Quarterly Reports on Form 10-Q. Based on quantitative and qualitative assessments, the incorrect presentation of such amounts is not considered material to these prior quarterly periods. This error did not have an impact on the cash balances or on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss), the Condensed Consolidated Balance Sheets or the Condensed Consolidated Statements of Stockholders’ Equity. The effects of the error on the Condensed Consolidated Statements of Cash Flows are shown in the tables below. Note that such amounts will be appropriately revised when the Company files its Fiscal 2021 Quarterly Reports on Form 10-Q.

	Thirteen Weeks Ended
	As Reported		As Revised
(in thousands)	May 2, 2020	Adjustment	May 2, 2020
Net cash used for operating activities	$(90,776)	$(50,000)	$(140,776)
Net cash (used for) provided by investing activities	(46,990)	$50,000	3,010
Net cash provided by financing activities	171,668	—	171,668
Effect of foreign currency exchange rates on cash	(3,891)	—	(3,891)
Net increase in cash and equivalents, and restricted cash and equivalents	$30,011	—	$30,011
Cash and equivalents, and restricted cash and equivalents, beginning of period	$692,264	—	$692,264
Cash and equivalents, and restricted cash and equivalents, end of period	$722,275	—	$722,275

	Twenty-six Weeks Ended
	As Reported		As Revised
(in thousands)	August 1, 2020	Adjustment	August 1, 2020
Net cash provided by operating activities	$96,233	$(50,000)	$46,233
Net cash used for investing activities	(75,621)	$50,000	(25,621)
Net cash provided by financing activities	71,329	—	71,329
Effect of foreign currency exchange rates on cash	1,785	—	1,785
Net increase in cash and equivalents, and restricted cash and equivalents	$93,726	—	$93,726
Cash and equivalents, and restricted cash and equivalents, beginning of period	$692,264	—	$692,264
Cash and equivalents, and restricted cash and equivalents, end of period	$785,990	—	$785,990

	Thirty-nine Weeks Ended
	As Reported		As Revised
(in thousands)	October 31, 2020	Adjustment	October 31, 2020
Net cash provided by operating activities	$158,894	$(50,000)	$108,894
Net cash used for investing activities	(91,748)	$50,000	(41,748)
Net cash provided by financing activities	70,129	—	70,129
Effect of foreign currency exchange rates on cash	2,269	—	2,269
Net increase in cash and equivalents, and restricted cash and equivalents	$139,544	—	$139,544
Cash and equivalents, and restricted cash and equivalents, beginning of period	$692,264	—	$692,264
Cash and equivalents, and restricted cash and equivalents, end of period	$831,808	—	$831,808

Assessment of the Company’s Internal Control over Financial Reporting

Management determined that the Company’s control related to the preparation and review of its condensed consolidated statements of cash flows was not appropriately designed to identify and apply relevant accounting guidance to certain nonrecurring transactions, and that the exposure to this internal control deficiency is limited to the statement of cash flows impact of such nonrecurring transactions. Management assessed the severity of this internal control deficiency and concluded it did not give rise to a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis in the Company’s annual or interim consolidated financial statements. However, management considers this deficiency important enough to merit the attention of those responsible for oversight of the Company’s financial reporting and determined that the deficiency represents a significant deficiency in internal control over financial reporting. Management considered the following in reaching this conclusion:
•The Company’s non-operating cash flows have historically been routine and recurring in nature. Nonrecurring transactions impacting the presentation of the cash flow statement, which involve judgement, such as the one giving rise to the error, have been infrequent and are reasonably expected to remain limited. No other instances of the withdrawal of excess funds from the Rabbi Trust assets have occurred in the Company’s history and the Company does not anticipate similar significant nonrecurring transactions which involve judgement in the foreseeable future.
•Management considered the magnitude of a potential misstatement, which is at least reasonably possible, to not be material, when considering the lack of similar, significant nonrecurring transactions impacting the presentation in the statement of cash flows.
•There was no restatement of previously issued financial statements for a material misstatement.
•There was not ineffective oversight by the Company’s Audit and Finance Committee.
•There is no identification of a material misstatement of the Company’s consolidated financial statements and no indication that a material misstatement in the Company’s consolidated financial statements would not have been detected by the Company’s internal control over financial reporting.

The withdrawal of funds from the Rabbi Trust was specifically identified by management in conjunction with the execution of its disclosure controls and procedures. In order to provide transparency, separate presentation of this item on the condensed consolidated statements of cash flows and specific disclosures relating to this transaction were provided in the Fiscal 2020 Quarterly Reports on Form 10-Q.

Management, including our Chief Executive Officer and our Chief Financial Officer, concluded that the matter noted above does not indicate ineffective internal control over financial reporting or ineffective disclosure controls and procedures.

Form 8-K filed November 25, 2020

Exhibit 99.3 -- Q3 2020 Results -- Income Statement, page 17

4.Please either remove the non-GAAP income statement or tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we will not include the non-GAAP income statement referenced within the Staff’s comment in future financial presentations.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 283-6500.

Very truly yours,

/s/ Scott Lipesky

Scott Lipesky
Senior Vice President and Chief Financial Officer
Abercrombie & Fitch Co.